UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40864

DMY TECHNOLOGY GROUP, INC. VI

(Exact name of registrant as specified in its charter)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A common stock, par value $0.0001 per share

(Description of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, dMY Technology Group, Inc. VI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DMY TECHNOLOGY GROUP, INC. VI

Date:	April 27, 2023	By:	/s/ Niccolo de Masi
		Name:	Niccolo de Masi
		Title:	Chief Executive Officer